FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA  3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Press Release

Melbourne, Tuesday 25th May 2004

National Australia Bank prices A$670 million 10 year Subordinated Debt

National Australia Bank today priced a 10 year non-call 5 year, A$670 million Lower Tier 2 subordinated debt issue of fixed and floating rate notes.

The issue details are:

Fixed rate tranche:
Instrument:	A$fixed rate notes
Issue amount:	A$450 million
Issue spread:	Swap (mid) + 42 basis points
Margin to CGS (Sep-09):	Plus 83 basis points
Yield:	6.56%
Coupon:	6.50%
Maturity date:	2 June 2014
Call Date:	2 June 2009

Floating rate tranche:
Instrument:	A$floating rate notes
Issue amount:	A$220 million
Issue spread:	3 month BBSW mid +42 basis points
Coupon:	3 month BBSW mid +42 basis points
Maturity date:	2 June 2014
Call Date:	2 June 2009

Settlement is for Wednesday, 2nd June 2004.

The subordinated debt issue will be rated A+ / A1 by Standard & Poor’s and Moody’s, respectively.

National Australia Bank is rated AA- / Aa3 (stable) by Standard & Poor’s and Moody’s, respectively.

National Australia Bank and UBS Investment Bank are Joint Lead Managers to the issue.

Co-managers are Citigroup and RBC Capital Markets.

For further information contact:

Randolph Morrison	George Polites
Senior Manager Group Funding	Director, Debt Capital Markets
03 8641 3638 work	National Australia Bank
03 8641 2769 work

Nicholas Ross
Head of Debt Capital Markets – Australia & NZ
UBS Investment Bank
02 9324 3943 work

National Wealth Management
Europe Holdings Limited
(No. 4220402)
Registered in England

88 Wood Street
Media Release	London
EC2V 7QQ

National Australia Bank announces new strategic alliance in UK with AXA	Telephone 020 7710 2100
Facsimile 020 7726 4926

LONDON, 21 May 2004: National Australia Bank and AXA today announced details of a new strategic alliance to offer AXA commercial insurance products and services to customers of the National’s three UK banks.

From July, business customers of the National’s Clydesdale, Yorkshire and Northern Banks will be offered AXA commercial insurance products and services.

It is anticipated that employees currently working within the National’s commercial insurance division will transfer across to AXA.

Garry Mulcahy, CEO of the National’s Wealth Management Europe division, said “Our strategic alliance with AXA will not only ensure that we offer our customers a competitive suite of commercial insurance products, but will also ensure that our energies and resources are devoted to our strengths of customer relationship management and distribution.

“The agreement with AXA is another step in our aim in the UK to drive organic growth from strategic alliances in our insurance operations. In the past year we have launched new home and motor offerings, life insurance and mortgage and critical illness protection. We are excited to embark on an alliance with AXA to grow our commercial insurance operations.”

Alan Beal, Director of AXA Direct Commercial said:

“This is a great opportunity for AXA to build a really successful alliance with the National and further develop our already strong commercial insurance business and credentials with the Banking sector. We’re looking forward to welcoming the new team from the National and working together to deliver a fantastic service for customers.”

The agreement with AXA follows a range of other developments in the National’s UK insurance operations. Last year the National announced an alliance with Legal & General to offer life assurance and protection and also formed an alliance with Junction, a part of the UK’s Budget Group of Companies, to provide product and administration services for its home and motor insurance operations.

ENDS

Further information:

In the UK:	In Australia:
Yolande Stratford National Australia Bank Tel: +44 (0) 20 7710 2361 yolande.stratford@eu.nabgroup.com	Zoe Viellaris Corporate Affairs, MLC Tel: +61 2 9964 3983 or 0414 881 177 zoe_viellaris@wm.national.com.au

About the National

The National Group is an international financial services group operating across four continents and 15 countries including Australia, the United States, the United Kingdom, New Zealand and Asia.  As at 30 September 2003, the National had total assets of over £165 billion, assets under management and administration of almost £30 billion, assets under custody and administration of £130 billion, almost eight million banking and more than 2.8 million wealth management customers globally and was ranked as one of the 50 largest financial services companies in the world by profit.

Members of the Group in Europe include Clydesdale Bank PLC in Glasgow, Yorkshire Bank PLC in Leeds, Northern Bank Limited in Belfast and National Irish Bank Limited in Dublin.  The National’s UK operations also include its Wealth Management Europe division, which provides financial planning, investments and insurance services to customers of its UK banks, as well as portfolio implementation systems and business consulting to financial advisers.

About AXA

AXA is a world leader in financial protection and wealth management, with major operations in Western Europe, North America and the Asia/Pacific area. AXA employs 130,000 staff and tied agents and, as of 31 December 2003, had €775 billion in assets under management. Reported total revenues for 2003 were approximately €72 billion.

AXA ordinary shares are listed on the Paris Stock Exchange; AXA American Depositary Shares (ADSs) are listed on the NYSE under the ticker symbol AXA.

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[GRAPHIC]

HALF YEAR
INVESTOR PACK 2004

John Stewart, Managing Director and CEO

Richard McKinnon, Chief Financial Officer

[GRAPHIC]	[LOGO]

March 2004 key result summary

	Mar 04 v Mar 03		Mar 04 v Sep 03

Basic cash earnings per share (before significant items)	7.6%		9.3%

Diluted cash earnings per share (before significant items)	7.8%		9.3%

Cash earnings (before significant items)	8.7%		9.4%

Dividend of 83 cents	3	cents	—

Return on equity (before significant items) at 18.8%	200	bps	100	bps

ACE at 5.36%	27	bps	41	bps

Total regulatory capital at 9.35%	19	bps	35	bps

Gross NALs/ Total Loans to 0.46%	19	bps	9	bps

Europe high returns but not sustainable

Return on Equity – UK Banks (2000-2003)	Net Interest Margin – UK Banks (2000-2003)

[CHART]	[CHART]

Short term focus means turnaround will take time

Cumulative Growth in Profit before Tax
UK Banks (2000-2003) (Normalised to 100 in 2000)

[CHART]

•                  Customer attrition erodes income growth

•                  Limited investment in growth

•                  Expense growth driven by regulatory and compliance issues

Early signs that turnaround is underway

Recent Actions		Green Shoots

• Recruiting new talent		• Customer attrition slowing

• Third party		• Now growing customers in premium segment
• IFS expansion	[GRAPHIC]
• Mortgage lending growth 12% vs 8% for prior 12 months
• New competitive products launched
• Revenue growth in new IFS centres is ahead of plan
• Current account
• Offset mortgage

• Expanding IFS centres in the South of England

Corporate & Institutional Banking - focus on maintaining the franchise

Corporate & Institutional banking
Income Growth

[CHART]

•                  Focus continues on growing client based income

•                  No knee jerk reactions

•                  Retaining customers and staff is a priority in near term

•                  No wholesale reduction in risk limits

Financial Services Australia strong franchise refocusing on growth

Strong Franchise	Refocusing on growth

Overall Business*	Getting the risk balance right
• Maintaining market share 26%
• Leading share of wallet 64%	Addressing the soft spots
• Some loss in sole proprietor segment	• Personal loans and cards
• Sole proprietor business
Agribusiness*
• Growing market share 29%	New product development and investing in customer facing people
• Leading share of wallet 70%
Initiating strategies to overcome impact of near term brand damage
CRM capability

Credit quality

* Source TNS Feb 04

Financial Services Australia de-risking outcomes

Level of security	Financial Services Australia CRS 1 – 6 (investment grade equivalent)

[CHART]	[CHART]

Australia wealth management

No 1 retail risk insurance products in Australia

No 1 retail platform brand in Australia

Significant potential for wealth sale through banking channel

General Insurance (Home & Contents) Cross Sales (% of new mortgages)	LoanCover (Life) Cross Sales (% of new mortgages)

[CHART]	[CHART]

New Zealand strong franchise

Financial Services New Zealand Cash Earnings	Auckland University Customer Satisfaction

[CHART]	[CHART]

Strong provisioning adequacy through the cycle 1997 - 2004

Provisioning adequacy through the cycle 1997 - 2004	Net write-offs to Risk-weighted assets (excluding housing)

[CHART]	[CHART]

Risk management

•                  APRA undertakings

•                  Good progress on planning with 12 work streams

•                  Initial deadlines met;

•                  Confirmed trading limits

•                  New market risk management and policy

•                  Application of standard method

•                  Markets activity now well within approved limits

•                  Average VAR for last 2 months $15 million vs markets limit of $40 million

•                  Additional capital required in near term

•                  Fundamental change in way we deal with regulators

Capital management

Major drivers of ratio movements ACE and Tier 1

•                  Sale of strategic stakes 12 basis points,

•                  Change to standard model for market risk (-44) basis points and

•                  Underwritten DRP 45 basis points

[CHART]

Targets	Target Ranges (%)	Mar 04 Actual
ACE/RWA	4.75 – 5.25	5.36
Core Tier 1	6.00 – 6.50	6.41
Tier 1	7.00 – 7.50	7.47
Total Regulatory*	10.00 – 10.50	9.35

* APRA requirement is 10%

Summary

Europe turnaround will take 2 to 3 years

Corporate & Institutional Banking faces near term challenge

Financial Services Australia is jewel in crown but needs some work

Wealth and New Zealand are in good shape

Addressing APRA issues / Sound capital position

Culture will be transformed over next 2 years

Confirmed next steps

Next Steps

APRA remedial work

Cultural change

European strategy

Strategy for Australian businesses

Appendix

Divisional Results / Market Share	16 - 29
Asset Quality	30 - 32
Economics / Housing	33 - 41
Banking Results	42 - 47
Capital / Dividend	48 - 49
Capitalised Software	50

March 2004 cash earnings

Cash earnings ($m)	Mar 04	Mar 03	Var%	Excl. FX%
Financial Services Australia	999	904	10.5	10.5
Financial Services Europe	308	490	(37.1)	(27.5)
Financial Services New Zealand	158	159	(0.6)	2.9
Corporate & Institutional Banking	375	430	(12.8)	(6.5)
Wealth Management operating profit	221	161	37.3	37.3
Other (incl. Excess Capital, Group Funding & Corp. Centre)	(117)	(23)	large	large
Distributions	(94)	(94)	—	—
Cash earnings before significant items	1,850	2,027	(8.7)	(3.7)

Financial Services Australia -
Solid underlying performance

Cash earnings

[CHART]

•                  Total income up 4.8%

•                  Housing lending (including investment housing) up 18.0%

•                  Retail deposit (average) volumes up 9.5%

•                  Cost to income ratio improved from 45.6% to 45.0%

•                  Improved asset quality - NAL/ Loans down to 0.29%

Financial Services Australia  -
Cash earnings component movement

Cash earnings

[CHART]

Financial Services Australia -
Continued strong volume growth

Net interest margin

[CHART]

Portfolio changes from 30 September 2003 to 31 March 2004

[CHART]

Interest rate environment - Australia

•                  Interest rate environment impacted FSA’s margin.

•                  90 day rate (used for funding) and 3 year rate (used to invest core free funds) converged dramatically over the period

Australian Interest Rates

[CHART]

Financial Services Australia  -
Market share

Personal Market Share

[CHART]

Business Market Share

[CHART]

•                  Housing market share has grown from 16.5% to 18.1% since 2000, however has declined since June 2003 from 18.6%

•                  Ranks No. 2 in the Premium and Retail segments as at Jan 04

•                  Maintaining leading position in business

•                  26% share in Business lending

•                  28.9% share in Agri-business lending

•                  64% share of wallet in business - nearest competitor 57%

Financial Services Europe down 27.5%

Cash earnings

[CHART]

•                  Net interest margin contraction

•                  Mortgages up 11.9%

•                  Other operating income down 4.4%

•                  Other operating expense (excluding pensions) up 11.3%

•                  Asset quality improved - NALs/ Loans down to 0.53%

Financial Services Europe  -
Cash earnings component movement (pre-pensions)

Cash earnings

[CHART]

Financial Services Europe  -

Margin contraction

Net interest margin

[CHART]

Volume growth in local currency - 30 September 2003 to 31 March 2004

[CHART]

Financial Services Europe  -
Underlying core expenses

£m	Mar 04	Sep 03	Mar 03	Mar 04 v. Mar 03%
Core expenses	305	311	292	(4.5)
Growth	13	3	5	large
Provisions	17	2	2	large
Write-offs	—	4	2	large
Expenses (excluding pensions)	335	320	301	(11.3)
Pensions	39	21	15	large
Total expenses	374	341	316	(18.4)

Financial Services New Zealand -
Stable cash earnings growth with strong housing growth

Cash earnings

[CHART]

•                  Net interest income up 5.8%

•                  Growth in housing 18.7% against market 16.0%

•                  Retail Deposit growth 6.4% against market 5.8%

•                  Cost to income ratio 49.6%, improved from 50.8%

•                  Asset quality stable

Corporate & Institutional Banking -
Lower result impacted by a difficult operating environment

Cash earnings*

[CHART]

* Before significant items

•                  Impact of FX Options issue

•                  Debt Markets down

•                  Increased charge for doubtful debts

•                  Reduced VaR levels

Corporate & Institutional Banking  -
Cash earnings component movement

Cash earnings

[CHART]

Wealth Management -
Solid operating profit

Operating profit after tax

[CHART]

•                  Continued solid performance in the Insurance business up 22%

•                  Investments up 33%

•                  Private bank up 28%

•                  Business valuation growth to $6,662m delivering revaluation profit of $148m after tax

•                  Focus on core business

Active management of non-accrual loans

Gross non-accrual loans	General provision for doubtful debts

[CHART]	[CHART]

Maintained sound asset quality

Group Business and Corporate rating distribution	Financial Services Australia - CRS 1 - 6

[CHART]	[CHART]

Retail Banking (Business) secured lending % of balance	Financial Services Europe - CRS 1 - 6

[CHART]	[CHART]

Coverage ratios remains sound

[CHART]

Group Economic Environment

In the markets where the Group operates, GDP growth is forecast to pick up to about 4%in 2003/04, before easing to around 3¼% in the 2004/05 bank year.

Unemployment rates should remain at relatively low levels in our main regions.

•                  Magnitude & timing of economic activity to vary somewhat across regions and sectors.

•                  Growth to pick up slightly in Australia, the RoI and, to a lesser extent, in the UK. On the other hand, NZ activity is expected to ease, due to tighter financial conditions and lower immigration.

Business conditions will remain somewhat mixed across the Group.

•                  In Australia, some moderation in domestic activity (largely household spending) partly offset by a pick up in the tradeables sector.

•                  In NZ, domestic conditions will moderate during the next year, while lower agricultural exports are also weighing on the tradeables sector.

•                  In the UK, business conditions in both manufacturing and services sectors are expected to remain relatively favourable.

•                  RoI to accelerate with an increasing contribution from hi-tech manufacturing and, more generally, tradeables into the Euro Area.

Economic Environment…
Sustained growth & low unemployment

Economic Growth & Unemployment		Credit Growth

Australia	New Zealand	Australia	New Zealand

[CHART]	[CHART]	[CHART]	[CHART]

UK and Rd	Group - Asset Wtg	UK and Rol	Group - Asset Wtg

[CHART]	[CHART]	[CHART]	[CHART]

Source: Group Economics

$A very much a $US story…
albeit some local dynamics as well.

Model & Confidence intervals v Actual

[CHART]

•                  Our “fundamental” economic models, based on our global forecasts suggest “fair”value in the low US70s cents currently. So $A may have overshot somewhat recently -notwithstanding, confidence intervals are wide +/- 4 US ¢.

•                  We expect to see the $A remain in the low US70s in second half of 2004, as commodity prices peak and interest differentials narrow.

$A to remain broadly unchanged against Pound, Euro & NZD

Exchange Rates - Per $A

USD & NZ	Stg & Euro

[CHART]	[CHART]

In second half of 2004, $A expected to stabilise at
about US70, UK Stg 0.4, NZD 1.15 & Euro 0.58

Macro Risks

•                  Geopoltics - Both political & trade tensions overhang the outlook.

•                  Unbalanced global growth – Much still depends on the US & Asia. Continental Europe continues to lag.

•                  Anglo-Saxon household leverage – Increased household gearing, low savings and “expensive” housing leaves some consumers vulnerable to higher interest rates & sustained loss of jobs.

•                  Financial instability – As interest rates rise to more “normal” levels, some asset valuations may become volatile & lead to instability amongst investors and institutions.

•                  Oil prices - Sustained high prices would prove a headwind to the global recovery under way.

Housing in Australia continues to remain sound

We remain comfortable with our exposure to housing in Australia.

•                  Owner occupied housing is 2/3rds of the portfolio

•                  Our exposure to inner city remains constant at 2%

•                  LVR’s remain lower for investment compared to owner occupier (Average dynamic LVR for Investment property is 40% and owner occupied is 42%).

•                  In the last 6 months we have moved to further tighten credit around particular parts of the market including

•                  Decreasing LVR for inner city apartments from 75% to 70%

•                  Decreasing LVR for investment housing from 80% to 75%

•                  Withdrawal of Low Doc housing loan products

•                  Risk to housing is unemployment rather than rate rises - this does not appear to be a significant issue

•                  Expect a soft landing in housing

Loan to value ratios are consistent across investment and owner occupied housing

Dynamic LVR

[CHART]

•                  LVR’s for investment housing is lower than owner occupier

•                  Average dynamic LVR for Investment property is 40% and owner occupied is 42%

Historical LVR

[CHART]

Stress test scenario: 5-fold increase in default rates and 30% decline in property prices

	Estimated Loss $M	Percentage of Portfolio
Australia	77	0.0847%
Global	104	0.0878%

Risk profile for inner city apartments acceptable

Housing portfolio segmentation
for Australia

[CHART]

•                  Recently completed a comprehensive review of this segment of the portfolio

•                  This includes the CBD and surrounding postcodes

•                  Tighter credit criteria for this lending

•                  Average LVR for inner city is 66%

Banking cash earnings (before pensions and currency impact)* down 4.7%

[CHART]

Note:                                           * Before significant items

Pension refers to Banking pension costs (after tax)

Reasonable volume growth

Growth in gross loans & advances
31 March 2003 to 31 March 2004

[CHART]

Subdued growth in net interest income

Net interest income

[CHART]	[CHART]

Group drivers on margin compression

Net interest margin

[CHART]

•                  Product mix

•                  Yield curve

•                  basis risk

•                  Asset & Liability Management (ALM)

•                  Capital & core free funds

•                  Product margin

•                  Retail & wholesale funding mix

Banking other operating income down 7.0%*

[CHART]

*Before significant items

Banking expenses (excluding pensions)* down 2%

$m

[CHART]

Movement in ACE & regulatory capital

•                  Net increase in ACE ratio of 41 basis points

•                  Net increase in Core Tier 1 of 3 basis points

•                  Difference reflects regulatory versus ACE treatment of sale of strategic stakes

Movement in Core Tier 1 Ratio & ACE

[CHART]

Dividend maintained

Dividend growth

[CHART]

•                  Interim dividend of 83 cents per share, franked to 100%

•                  Consistent dividend growth

•                  3.8% increase from March 2003

•                  Payout ratio on diluted cash earnings (before significant items) of 69%

•                  Dividend expected to be maintained in the second half

Capitalised software were $981m

[CHART]

•                  Software over $50m includes

•                  Front end teller system

•                  CRM

•                  Software over $25m includes

•                  Internet banking

•                  eBL / eCL

•                  Endeavour

•                  Amazon

National Australia Bank

[GRAPHIC]

Disclaimer

The preceding material is a presentation of general background information about the National’s activities current at the date of the presentation, May, 2004. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date:	31 May 2004	Title:	Company Secretary